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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              FORM 12b-25

                                         Commission File Number 0-27654

                      NOTIFICATION OF LATE FILING

(Check One): [x] Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q&B [ ] Form N-SAR

For Period Ended:  December 31, 1996
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[ ]  Transition Report on Form 10-K      [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F      [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended: ______________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________

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                        Part I.  Registrant Information

Full name of registrant LONG ISLAND PHYSICIAN HOLDINGS CORPORATION
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Former name if applicable ________________________________________

Address of principal executive office (Street and number): 275 Broadhollow Road
                                                           --------------------
City, State and Zip Code Melville, New York 11747
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                       Part II. Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             Part III.   Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant was unable to complete its report on Form 10-KSB in its entirety for the year ended December 31, 1996 by the prescribed due date of March 31, 1997, without unreasonable effort and expense. This is the result of unusual time pressures on the Registrant's limited accounting staff.

                          Part IV.  Other Information

    (1) Name and telephone number of person to contact in regard to this notification

         Edmond M. Coller, Esq.                 (212) 907-0700
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         (Name)                           (Area code) (Telephone number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?


                                                     [X] Yes    [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Registrant expects to report a net loss of approximately $3,900,000 on revenues of approximately $23,800,000 for the year ended December 31, 1996 as compared to a net loss of $2,938,432 on revenues of approximately $220,000 for the prior year.

                                                     [X] Yes    [ ] No


                                LONG ISLAND PHYSICIAN HOLDINGS CORPORATION


Date: March 27, 1997            By: /s/ DAVID J.WEISSBERG
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                                    Name: David J. Weissberg
                                    Title: President